NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-12	MAY 25, 2004

RUBICON TO ACQUIRE 30% INTEREST IN PRIVATE AFRICAN EXPLORATION COMPANY
- Assets include 16.9 million tonnes Inferred Resource grading 3.03% copper and 0.66% cobalt -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that Rubicon has, subject to applicable regulatory approval, acquired the exclusive right to purchase a 29.7% interest (which can be increased to 33.8%) in a private company (Africo Resources Ltd, "Africo") for a net cost of C$1,473,585. Africo controls projects in several African countries, including Zambia, DRC and Zimbabwe including the right to earn a 75% interest in the Kalukundi copper-cobalt deposit in the DRC which contains an Inferred Resource* of 16.9 million tonnes grading 3.03% copper and 0.66% cobalt (1.1 billion pounds total contained copper and 246 million pounds total contained cobalt). Both commodities have undergone significant demand-driven price rallies in 2003-4.

Africo is managed by experienced professionals based in South Africa who have extensive African expertise. Africo's business plan will be to explore for and develop gold and base metal assets in southern Africa and to seek strategic partnerships where warranted.

"Rubicon has built a strong portfolio of North American assets in Red Lake (Ontario), Newfoundland, and also, through our subsidiary Toquima Minerals Corporation, in Nevada and Alaska. Over the past year, we have been evaluating advanced projects to complement our strong exploration assets. This new acquisition provides leverage at low cost to a potential major copper-cobalt orebody while preserving our core low-risk business strategy, " stated David Adamson.

Africo Management

Africo management comprises the following individuals:

John Swanepoel, a Civil Engineer with extensive experience throughout Africa. His family has had over 70 years experience of operating in the DRC. These activities include contract mining with Gecamines, the state-owned mining company, infrastructural and farming projects.

Derek Verster, an Attorney with 35 years experience in commercial and tax law.

Africo will be adding to its management team and board of directors in due course.

Kalukundi Cu-Co deposit

In the DRC, Africo has the exclusive right to earn a 75% interest in the Kalukundi copper-cobalt deposit located approximately 50 kilometres west of the major Tenke-Fungurume deposit in the copper and cobalt-rich Katanga Province. The project is well located, being only approximately four kilometres from existing rail and power lines. Kalukundi contains an Inferred Resource of 16.9 million tonnes at an average grade of 3.03% copper and 0.66% cobalt dominantly contained within oxidized host rocks developed from surface to 100 metres below surface with mixed oxide-sulphides from 100 to a minimum 150 metres below surface. Quoting from a technical report commissioned by Rubicon, and prepared by SRK Consulting (South Africa) (Pty) Ltd, "SRK considers the mineral resource potential for the Kalukundi Prospect to be good given the mineralization observed from drilling to date."

Africo will carry out a diamond drilling program in the near term, designed to upgrade the current resource classification with the overall objective of completing sufficient work to commence a feasibility study within 12-18 months. Africo will also explore for additional copper-cobalt mineralization on the project.

Rubicon Minerals Corporation	Page 1 of 2

TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-12	MAY 25, 2004

Agreement Terms

Under the terms of the governing agreements, upon closing, Rubicon will have acquired a 29.7% interest in Africo through the purchase of Africo shares at a net cost of C$1,473,585 and Africo will have raised a total of C$3.8 million. Under certain conditions, Rubicon may make additional investments into Africo to increase its position to 33.8%. Africo will use the net proceeds to maintain its property options and to carry out significant work programs, primarily at the Kalukundi Cu-Co prospect.

Regarding Kalukundi, Africo is required to make payments to the underlying vendors totaling US$1.025 million over 2 years. Upon completion of a bankable feasibility study, it will have earned its 75% interest at which time it will be required to make an additional payment of US$1.2 million to the vendors. The State Company, Gecamines will, at this time, retain a 25% carried interest and a 2.5% royalty on revenues. The government of DRC will also hold a 2.0% NSR royalty interest in the project.

Other Projects

Africo also controls major land positions in Zambia (gold) and Zimbabwe (platinum-palladium and gold) and has strong technical management to both advance these projects and also target new acquisitions.

*The Kalukundi resource has been categorized in a March 2004 report as an Inferred Resource by SRK Consulting in accordance with the JORC code for reporting of minerals resources which conforms to the requirements of National Instrument 43-101. The report has been prepared by V.M. Simposya, Pr. Sci. Nat and reviewed by Dr. M. Harley, who is a qualified person under the JORC Code, both are in the employ of SRK Consulting. The resource is based on eight drill holes completed in 1986-87 by Gecamines (2696.7 metres) and a further 12 drill holes by JCI Consolidated in 2002 (1439.85 metres). Borehole spacing is at an average 100 metres spacing. Structural measurements and geological contacts from boreholes, drillholes and trenches were used in sectional and, thereafter, three dimensional wireframe models. Uncertainties in the resource derive from poor core recoveries, unknown extent of surface leaching and limited data within 50 metre of surface.

The estimate of mineral resources may be materially affected by unknown environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Rubicon's Annual General Meeting will be held on Tuesday, May 25, 2004 at 2pm at the Metropolitan Hotel, 645 Howe Street.

RUBICON MINERALS CORPORATION

David W. Adamson
________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 2 of 2

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.